SPROTT FUNDS TRUST N-14

Exhibit 99.11

January 18, 2022

Sprott Funds Trust

200 Bay Street, Suite 2600,

Toronto, Ontario, Canada M5J2J1

Dear Board Members:

Re:	Opinion of Counsel Relating to Pre-Effective Amendment No. 1 to the Registration Statement Filed on Form N-14 Under the Securities Act of 1933; File No. 333-261501

Dear Board Members:

We have been requested by Sprott Funds Trust, a Delaware statutory trust (the “Trust”) operating pursuant to an Agreement and Declaration of Trust (the “Declaration of Trust”) dated January 3, 2018, as it may be amended from time to time, for our opinion with respect to certain matters relating to the Sprott Uranium Miners ETF (the “Acquiring Fund”), a series of the Trust. We understand that the Trust will file Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (the “Amendment”) for the purpose of registering shares of the Trust under the Securities Act of 1933, as amended, in connection with the proposed acquisition by the Acquiring Fund of all of the assets of the North Shore Global Uranium Mining ETF (the “Acquired Fund”), a series of Exchange Traded Concepts Trust, in exchange solely for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the assets and liabilities of the Acquired Fund pursuant to an Agreement and Plan of Reorganization (the “Plan”), which is included in the Amendment.

We have been requested by the Trust to furnish this opinion as an exhibit to the Amendment. All assumptions and statements of reliance herein have been made without any independent investigation or verification on our part except to the extent otherwise expressly stated, and we express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon.

We have examined a copy of the Declaration of Trust, the Trust’s By-Laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, and assuming the approval by shareholders of the Acquired Fund, it is our opinion that the shares of the Acquiring Fund currently being registered, when issued in accordance with the Plan, the Declaration of Trust and the Trust’s By-Laws, will be legally issued, fully paid and non-assessable by the Trust.

December 3, 2021

The opinions expressed herein are limited to matters of Delaware law and United States federal law as such laws exist today; we express no opinion as to the effect of any applicable law of any other jurisdiction. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances that may hereafter come to our attention, or changes in law that may hereafter occur.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Amendment, and consent to all references to us in the Amendment. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/THOMPSON HINE LLP
Thompson Hine LLP